news release

Zi Corporation Announces Integration with Qtopia Greenphone

Zi Corporation exhibited with Greenphone developer Trolltech at ITU Hong Kong this week

Calgary, AB, Canada, December 8, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, has announced its software is now integrated with Qtopia® Greenphone™, which was displayed prominently at ITU Hong Kong this week. The Greenphone is the first Linux mobile device tool for application developers. Zi software has been pre-integrated on Qtopia to enable faster handset development and commercial deployment.

Zi Corporation's eZiText® predictive text technology and Decuma® handwriting recognition software are embedded on the Qtopia 2.x, 4.x, and Jupiter platforms. The software will enable users to quickly draft and send text messages, as well as easily access a phone's advanced features, thereby improving its usability. The integration is immediately available for use by handset designers.

Greenphone has been developed by Trolltech ASA, the US-based company that makes software faster to build and easier to use. It is offered as part of a complete software development kit (SDK) and includes Trolltech's Qtopia Phone Edition, a comprehensive application platform and user interface for Linux-based mobile phones. The phone is the first in a series of open mobile devices the company plans to make available in cooperation with its partners. Greenphone is a functioning mobile camera phone with the capability to re-flash the applications of the device.

"We are delighted to be supporting Trolltech's Greenphone because at Zi we regard ourselves as innovators in everything we do and welcome any organisation with the same ethos," said Milos Djokovic, President and Chief Executive Officer for Zi Corporation.

"With Greenphone, the sky is the limit when it comes to creating and testing new applications on a powerful mobile device platform," said Haavard Nord, co-CEO for Trolltech. "Developers like Zi can create applications to suit the evolving needs of carriers and end users with a dramatically reduced development cycle," added Eirik Chambe-Eng, co-CEO, Trolltech.

Greenphone and Trolltech

Greenphone was demonstrated at LinuxWorld, San Francisco earlier this year by Trolltech and was available in limited numbers in September. Trolltech is the company that makes software faster to build and easier to use. Trolltech's magic inspires software innovation and drives improved usability. The magic is the combination of efficient software development with an innovative, high-quality user experience.

Trolltech software is the foundation for thousands of leading products worldwide, many from Global 2000 companies. Trolltech is a second-generation open source company, with a dual licensing business model that supports open source values and methodology in a profitable, sustainable business.

Editors: Images of Greenphone can be downloaded from www.trolltech.com/gppress

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText for one-touch predictive text entry; Decuma for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, Decuma and Qix and are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

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For Zi Corporation:

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